

May 4, 2023

Frank Lonegro
Executive Vice President and Chief Financial Officer
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Hearndon, VA 20170

      Re: **Beacon Roofing Supply, Inc.**
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed February 24, 2023
          File No. 000-50924

Dear Frank Lonegro:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services